FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

ICA AND OMA SIGN AGREEMENT FOR CONSTRUCTION OF
TERMINAL B AT MONTERREY INTERNATIONAL AIRPORT

•       ICA to carry out the foundation, structure, and complementary works

•       Ps. 113.9 million, 183-day contract

Mexico City and Monterrey, N.L., June 4, 2007 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA) announced today the signing of a contract with Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. (OMA) for the foundation, structure, and complementary works on Terminal B of Monterrey International Airport.

The formal laying of the cornerstone for the new terminal, will take place today. Terminal B is expected to enter into service during the fourth quarter of 2008,

The fixed price, 183-day construction contract has a value of Ps. 113.9 million. It includes the construction of the foundation, the procurement, fabrication and assembly of the metallic structure, and the installation of the three-dimensional roofing structure. Through its subsidiaries Aeroinvest and SETA, ICA exercises control over 52% of OMA’s shares.

OMA’s total investment in Terminal B is expected to be approximately US$40 million.

Rubén López, the CEO of OMA, noted, “Terminal B is a key element in the expansion of Monterrey International Airport in order to meet the growing demand for infrastructure in Nuevo Leon and Monterrey. We have put together a solid team for design and construction of the project that can successfully meet our strict timetable. With the participation of ICA, we are gaining the knowledge, experience and commitment that will ensure the delivery of a well-functioning terminal on time and on budget.”

Jorge Aguirre, ICA Vice President and head of Civil Construction, said, “ICA has the technical expertise and the financial strength to comply with the project’s requirements, and we expect to deliver a terminal building that will meet the highest standards of quality and safety, and which will contribute to OMA’s success.”

This press release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect

For more information contact:
Alonso Quintana (5255) 5272 9991 x 3653 alonso.quintana@ica.com.mx	In the United States: Zemi Communications
Paloma Grediaga (5255) 5272 9991 x 3664 paloma.grediaga@ica.com.mx	Daniel Wilson (212) 689 9560 dbmwilson@zemi.com
Berenice Muñoz (5255) 5272 9991 x 3678 berenice.munoz@ica.com.mx	Liliana Toro (212) 689 9560 liliana.toro@zemi.com

PRESS RELEASE

policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

Empresas ICA, S.A.B. de C.V. was founded in 1947. ICA’s principal lines of business are civil and industrial construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

INVESTOR RELATIONS	www.ica.com.mx	2/2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2007

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Chief Executive Officer